UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 1, 2011

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	FRN Variable Rate Fix dated 1 July 2011
Exhibit No. 2	FRN Variable Rate Fix dated 11 July 2011
Exhibit No. 3	FRN Variable Rate Fix dated 12 July 2011
Exhibit No. 4	FRN Variable Rate Fix dated 13 July 2011
Exhibit No. 5	Holding(s) in Company dated 13 July 2011
Exhibit No. 6	FRN Variable Rate Fix dated 15 July 2011
Exhibit No. 7	FRN Variable Rate Fix dated 19 July 2011
Exhibit No. 8	FRN Variable Rate Fix dated 19 July 2011
Exhibit No. 9	FRN Variable Rate Fix dated 26 July 2011
Exhibit No. 10	FRN Variable Rate Fix dated 27 July 2011
Exhibit No. 11	FRN Variable Rate Fix dated 29 July 2011
Exhibit No. 12	Total Voting Rights dated 29 July 2011
Exhibit No. 13	Blocklisting Interim Review dated 29 July 2011
Exhibit No. 14	Blocklisting Interim Review dated 29 July 2011
Exhibit No. 15	Blocklisting Interim Review dated 29 July 2011
Exhibit No. 16	Blocklisting Interim Review dated 29 July 2011
Exhibit No. 17	Blocklisting Interim Review dated 29 July 2011
Exhibit No. 18	Blocklisting Interim Review dated 29 July 2011
Exhibit No. 19	Blocklisting Interim Review dated 29 July 2011
Exhibit No. 20	Blocklisting Interim Review dated 29 July 2011
Exhibit No. 21	Blocklisting Interim Review dated 29 July 2011
Exhibit No. 22	Blocklisting Interim Review dated 29 July 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: August 1, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: August 1, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No.1

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 01/07/11
Issue	¦ Barclays Bank Plc - Series 172 - USD 2,000,000,000 FRN due 5 December 2011

ISIN Number	¦ XS0403958571
ISIN Reference	¦ 40395857
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 05/07/11 to 05/08/11		Payment Date 05/08/11
Number of Days	¦ 31
Rate	¦ 1.23505
Denomination USD	¦ 50,000	¦ 1,000	¦

Amount Payable per Denomination	¦ 53.18	¦ 1.06	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.2

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 11/07/11
Issue	¦ Barclays Bank Plc - Series 180 - USD 250,000,000 FRN due 13 Jan 2012

ISIN Number	¦ XS0408595352
ISIN Reference	¦ 40859535
Issue Nomin USD	¦ 250,000,000
Period	¦ 13/07/11 to 13/10/11		Payment Date 13/10/11
Number of Days	¦ 92
Rate	¦ 0.77605
Denomination USD	¦ 100,000	¦	¦

Amount Payable per Denomination	¦ 198.32	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.3
LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 12/07/11
Issue	¦ Barclays Bank Plc - Series 200 - USD 475,000,000 Guaranteed FRN Due 14 Apr 2012

ISIN Number	¦ XS0440449865
ISIN Reference	¦ US06738G7S32
Issue Nomin USD	¦ 475,000,000
Period	¦ 14/07/11 to 14/10/11		Payment Date 14/10/11
Number of Days	¦ 92
Rate	¦ 0.519
Denomination USD	¦ 1,000	¦	¦

Amount Payable per Denomination	¦ 1.33	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.4

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 13/07/11
Issue	¦ Barclays Bank Plc - Series 178 - GBP 2,000,000,000 FRN due 13 Jan 2012

ISIN Number	¦ XS0408286994
ISIN Reference	¦ 40828699
Issue Nomin GBP	¦ 2,000,000,000
Period	¦ 13/07/11 to 13/10/11		Payment Date 13/10/11
Number of Days	¦ 92
Rate	¦ 1.07719
Denomination GBP	¦ 100,000	¦ 2,000,000,000	¦

Amount Payable per Denomination	¦ 271.51	¦ 5,430,218.08	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.5

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	ü
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:iii	His Highness Sheikh Mansour Bin Zayed Al Nahyan ("HHSM")
4. Full name of shareholder(s) (if different from 3.):iv	Yas Capital Limited ("YCL")
5. Date of the transaction and date on which the threshold is crossed or reached:v	Transaction date: 27 April 2011 Date threshold crossed: 8 July 2011
6. Date on which issuer notified:	12 July 2011
7. Threshold(s) that is/are crossed or reached:vi, vii	7%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares	758,437,618	758,437,618	Nil	Nil	758,437,618	Nil%	6.22%
ISIN GB0031348658

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Cash-settled options referencing ordinary shares				93,146,946		Nominal	Delta
							0.76%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
851,584,564			6.98%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:xxi
The cash-settled options are legally owned by YCL.  YCL is, in turn, wholly owned by HHSM.

The triggering event is the reduction in the total voting rights deemed to be held by YCL under the cash-settled options (pursuant to DTR 5.3.1R) below 94,816,819 to 93,146,946.  Accordingly, as a result of the triggering event, YCL is deemed to hold directly, and HHSM is deemed to hold indirectly, 0.76% of the voting rights in Barclays PLC through YCL's total holding of cash-settled options.

For the avoidance of doubt, YCL has no right to acquire or exercise any voting rights in Barclays PLC.

The indirect holding by HHSM of the cash-settled options, when aggregated with HHSM's pre-existing indirect holding of ordinary shares (which has been the subject of previous notifications), now falls below the 7% threshold for voting rights that is notifiable by HHSM pursuant to DTR 5.1.2R.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 12,189,349,090 as set out in the regulatory announcement made by Barclays PLC dated 30 June 2011.

14. Contact name:	Michael Latefi
15. Contact telephone number:	+971.566.852.568

Exhibit No.6

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 15/07/11
Issue	¦ Barclays Bank Plc - Series 175 - USD 2,000,000,000 FRN due 19 December 2011

ISIN Number	¦ XS0406399427
ISIN Reference	¦ 40639942
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 19/07/11 to 19/08/11		Payment Date 19/08/11
Number of Days	¦ 31
Rate	¦ 1.1365
Denomination USD	¦ 100,000	¦ 2,000,000,000	¦ 1,000

Amount Payable per Denomination	¦ 97.87	¦ Pok1,957,305.56	¦ XS0406399427

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.7

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 1,000,000,000.00
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18-Jul-2011 TO 16-Aug-2011 HAS BEEN FIXED AT 1.18 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Aug-2011 WILL AMOUNT TO:
GBP 46.85 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.8

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 2,000,000,000.00
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18-Jul-2011 TO 16-Aug-2011 HAS BEEN FIXED AT 1.18 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Aug-2011 WILL AMOUNT TO:
GBP 46.85 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.9

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 26/07/11
Issue	¦ Barclays Bank Plc - Series 203 - EUR 2,560,000,000 FRN due 28 Jan 2013

ISIN Number	¦ XS0459903620
ISIN Reference	¦ 045990362
Issue Nomin EUR	¦ 2,560,000,000
Period	¦ 28/07/11 to 28/10/11		Payment Date 28/10/11
Number of Days	¦ 92
Rate	¦ 2.415
Denomination EUR	¦ 1,000	¦ 50,000	¦ 2,560,000,000

Amount Payable per Denomination	¦ 6.17	¦ Pok308.58	¦ XS0459903620

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.10

Barclays Bank PLC

Source: Barclays Bank PLC

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 27/07/11
Issue	¦ Barclays Bank Plc - GBP 200,000,000 Undated FRPC Notes Series 3 PERPETUAL

ISIN Number	¦ XS0015014615
ISIN Reference	¦ 01501461
Issue Nomin GBP	¦ 200,000,000
Period	¦ 29/07/11 to 31/10/11		Payment Date 31/10/11
Number of Days	¦ 94
Rate	¦ 1.8125
Denomination GBP	¦ 250,000	¦	¦

Amount Payable per Denomination	¦ 1,166.95	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.11

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 29/07/11
Issue	¦ Barclays Bank Plc - Series 183 - GBP 333,000,000 FRN due 30 Jan 2012

ISIN Number	¦ XS0411706897
ISIN Reference	¦ 41170689
Issue Nomin GBP	¦ 333,000,000
Period	¦ 29/07/11 to 31/10/11		Payment Date 31/10/11
Number of Days	¦ 94
Rate	¦ 1.21281
Denomination GBP	¦ 50,000	¦ 333,000,000	¦

Amount Payable per Denomination	¦ 156.17	¦ 1,040,092.56	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 12

29 July 2011

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 12,190,373,041 ordinary shares with voting rights as at 28 July 2011. There are no ordinary shares held in Treasury.

The above figure (12,190,373,041) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.

Exhibit No. 13

BLOCK LISTING SIX MONTHLY RETURN

Date: 29 July 2011

Name of applicant:		BARCLAYS PLC
Name of scheme:		Barclays Group Share Value Plan
Period of return:	From:	01.01.11	To:	30.06.11
Balance of unallotted securities under scheme(s) from previous return:		0
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		175,000,000 ordinary shares of 0.25p each
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		175,000,000

Name of contact:	Louise Benton
Telephone number of contact:	0207 116 2915

Exhibit No. 14

BLOCK LISTING SIX MONTHLY RETURN

Date: 29 July 2011

Name of applicant:		BARCLAYS PLC
Name of scheme:		Barclays Long Term Incentive Plan
Period of return:	From:	01.01.11	To:	30.06.11
Balance of unallotted securities under scheme(s) from previous return:		0
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		8,400,000 ordinary shares of 0.25p each
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		8,400,000

Name of contact:	Louise Benton
Telephone number of contact:	0207 116 2915

Exhibit No. 15

BLOCK LISTING SIX MONTHLY RETURN

Date: 29 July 2011

Name of applicant:		BARCLAYS PLC
Name of scheme:		Warrants to subscribe for ordinary shares
Period of return:	From:	01.01.11	To:	30.06.11
Balance of unallotted securities under scheme(s) from previous return:		379,218,809 ordinary shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		379,218,809

Name of contact:	Louise Benton
Telephone number of contact:	0207 116 2915

Exhibit No. 16

BLOCK LISTING SIX MONTHLY RETURN

Date: 29 July 2011

Name of applicant:		BARCLAYS PLC
Name of scheme:		Barclays Incentive Share Option Plan
Period of return:	From:	01.01.11	To:	30.06.11
Balance of unallotted securities under scheme(s) from previous return:		3,147,582 ordinary shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		45,177
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,102,405

Name of contact:	Louise Benton
Telephone number of contact:	0207 116 2915

Exhibit No. 17

BLOCK LISTING SIX MONTHLY RETURN

Date: 29 July 2011

Name of applicant:		BARCLAYS PLC
Name of scheme:		Woolwich SAYE Share Option Scheme
Period of return:	From:	01.01.11	To:	30.06.11
Balance of unallotted securities under scheme(s) from previous return:		808,581 ordinary shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		808,581

Name of contact:	Louise Benton
Telephone number of contact:	0207 116 2915

Exhibit No. 18

BLOCK LISTING SIX MONTHLY RETURN

Date: 29 July 2011

Name of applicant:		BARCLAYS PLC
Name of scheme:		Woolwich Executive Share Option Plan (ESOP)
Period of return:	From:	01.01.11	To:	30.06.11
Balance of unallotted securities under scheme(s) from previous return:		294,896 ordinary shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		294,896

Name of contact:	Louise Benton
Telephone number of contact:	0207 116 2915

Exhibit No. 19

BLOCK LISTING SIX MONTHLY RETURN

Date: 29 July 2011

Name of applicant:		BARCLAYS PLC
Name of scheme:		Barclays Group Share Incentive Plan
Period of return:	From:	01.01.11	To:	30.06.11
Balance of unallotted securities under scheme(s) from previous return:		15,024,413 ordinary shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		6,995,265
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		8,029,148

Name of contact:	Louise Benton
Telephone number of contact:	0207 116 2915

Exhibit No. 20

BLOCK LISTING SIX MONTHLY RETURN

Date: 29 July 2011

Name of applicant:		BARCLAYS PLC
Name of scheme:		Barclays Bank PLC £4,050,000,000 9.75 per cent. Mandatorily Convertible Notes due 30 September 2009 convertible into fully paid ordinary shares of Barclays PLC, Issue Price 100 per cent.
Period of return:	From:	01.01.11	To:	30.06.11
Balance of unallotted securities under scheme(s) from previous return:		129 ordinary shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		129

Name of contact:	Louise Benton
Telephone number of contact:	0207 116 2915

Exhibit No. 21

BLOCK LISTING SIX MONTHLY RETURN

Date: 29 July 2011

Name of applicant:		BARCLAYS PLC
Name of scheme:		Renewed 1986 Executive Share Option Scheme
Period of return:	From:	01.01.11	To:	30.06.11
Balance of unallotted securities under scheme(s) from previous return:		980,192 ordinary shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		980,192

Name of contact:	Louise Benton
Telephone number of contact:	0207 116 2915

Exhibit No. 22

BLOCK LISTING SIX MONTHLY RETURN

Date: 29 July 2011

Name of applicant:		BARCLAYS PLC
Name of scheme:		Renewed 1981 & 1991 SAYE Share Option Scheme
Period of return:	From:	01.01.11	To:	30.06.11
Balance of unallotted securities under scheme(s) from previous return:		18,358,275 ordinary shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		367,777
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		17,990,498

Name of contact:	Louise Benton
Telephone number of contact:	0207 116 2915